SembCorp Industries

02028616

02 APR -9 AM 9:

Rule 12g3-2(b) File No. 825109

26 March 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

**SembCorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

4/25

Rule 12g3-2(b)File No.825109

MASNET No. 40 OF 26.03.2002
Announcement No. 40

**SEMBCORP INDUSTRIES LTD**

## ACQUISITION OF REMAINING 40% STAKE IN THE CAPITAL OF SINGAPORE ENVIRONMENTAL MANAGEMENT AND ENGINEERING SERVICES PTE LTD [SEMES]

SembCorp Industries wishes to announce that its environmental engineering arm, SembCorp Waste Management Pte Ltd (SembWaste) has on 26 March 2002, acquired the remaining 40 per cent equity stake held by ENV Corporation (Pte) Ltd in the capital of SEMES comprising 400,000 ordinary shares of par value S$1.00 each, for a cash consideration of $400,000 based on its net tangible assets value.

Consequent to the acquisition, SEMES is now a wholly-owned subsidiary of SembWaste.

Established in 1990, SEMES is engaged in the business of providing consultancy services in environmental engineering in areas of solid and liquid waste management and environmental pollution control.

The acquisition is funded through internal sources and has no material impact on the earnings and net tangible assets of SembCorp Industries.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
March 26, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/03/2002 to the SGX